Exhibit (a)(3)

February 16, 2007



TO:        UNIT HOLDERS OF 60 EAST 42ND ST. ASSOCIATES L.L.C.

SUBJECT:   OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 135 Participation Units of LLC Member interests (the "Units") in 60 EAST 42ND ST. ASSOCIATES L.L.C. (the "Company") at a purchase price equal to:

                                $60,000 per Unit
                                ----------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in 60 EAST 42ND ST. ASSOCIATES L.L.C. without the usual transaction costs associated with market sales or transfer fees. Reasons you may wish to sell your Units include:

     o UNCERTAINTY OF COMPANY TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The Supervisor has given no indication when the Company will be liquidating. Therefore, investors may not see liquidity for some time.

     o ILLIQUIDITY OF UNITS/PREMIUM TO REPORTED TRADES. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell. This Offer is almost $2,000 per Unit higher than the trades reported by the Company.

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Company with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

     o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against LLC units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.


After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) April 6, 2007.